================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                             ARCH CAPITAL GROUP LTD.
              ----------------------------------------------------
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011576290
                         ------------------------------
                                 (CUSIP Number)
      --------------------------------------------------------------------


                               ARRIE R. PARK, ESQ.
                             HELLMAN & Friedman LLC
                         One Maritime Plaza, Suite 1200
                         San Francisco, California 94111
                                 (415) 788-5111
      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                           PATRICIA A. VLAHAKIS, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                NOVEMBER 28, 2005
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 12 Pages

================================================================================

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 2 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                HFCP IV (BERMUDA), L.P.
                I.R.S. IDENTIFICATION NO. 94-3410224
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        7,545,272*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        7,545,272*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        7,545,272*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                18.1%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 3 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.
                I.R.S. IDENTIFICATION NO. 94-3410226
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        1,238,234*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        1,238,234*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,238,234*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.4%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 4 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.
                I.R.S. IDENTIFICATION NO. 94-3410228
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        409,052*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        409,052*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        409,052*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.1%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 5 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                H&F EXECUTIVE FUND IV (BERMUDA), L.P.
                I.R.S. IDENTIFICATION NO. 94-3410229
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        170,373*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        170,373*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        170,373*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.5%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 6 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                H&F INVESTORS IV (BERMUDA), L.P.
                I.R.S. IDENTIFICATION NO. 94-3410230
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        9,362,931*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        9,362,931*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        9,362,931*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.6%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 7 OF 12 PAGES)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                H&F CORPORATE INVESTORS IV (BERMUDA), LTD.
                I.R.S. IDENTIFICATION NO. 94-3410238
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                BERMUDA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                        9,362,931*
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                        -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                        9,362,931*
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                        -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        9,362,931*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.6%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                PN
-------- -----------------------------------------------------------------------

------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

++ Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 8 OF 12 PAGES)
--------------------------                            --------------------------
        Reference is made to the Statement on Schedule 13D filed on November 30, 2001, as amended by Amendment No. 1, filed September 23, 2002, Amendment No. 2, filed December 18, 2002, and Amendment No. 3, filed February 28, 2003, thereto (as so amended, the "Schedule 13D"), on behalf of HFCP IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFCP IV Bermuda"), H&F International Partners IV-A (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFIP IV-A Bermuda"), H&F International Partners IV-B (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFIP IV-B Bermuda"), H&F Executive Fund IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFEF IV Bermuda", and together with HFCP IV Bermuda, HFIP IV-A Bermuda and HFIP IV-B Bermuda, the "Investors"), H&F Investors IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFI IV Bermuda") and H&F Corporate Investors IV (Bermuda), Ltd., a company organized under the laws of Bermuda ("HFCI IV Bermuda"). The Investors, together with HFI IV Bermuda and HFCI IV Bermuda are referred to herein as the "Reporting Persons." All capitalized terms used without definition in this Amendment No. 4 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

        This Amendment No. 4 to Schedule 13D amends the Schedule 13D as follows:


ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(c) Schedule I, which describes the holders of shares of capital stock of HFCI IV Bermuda, is hereby amended in its entirety as set forth on Schedule I hereto and is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

        On November 28th, 2005, HFCP IV Bermuda, HFIP IV-A Bermuda,
HFIP IV-B Bermuda, HFEF IV Bermuda converted 4,029,500, 661,500, 218,500 and 90,500 Preference Shares, respectively, for an aggregate of 5,000,000 Preference Shares, into Common Shares on a

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 9 OF 12 PAGES)
--------------------------                            --------------------------

one-for-one basis. On November 29th, 2005, the Investors distributed these Common Shares to their respective limited partners.

        The Series A Convertible Preference Shares convert automatically into Common Shares on a one for one basis in February 2006.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of November 29, 2005, the Reporting Persons beneficially own in the aggregate 9,362,931 Common Shares of the Company by virtue of their ownership of an aggregate of: (1) 1,602,224 Common Shares, (2) 7,745,820 Preference Shares, which are convertible on a one-for-one basis into Common Shares as described under Item 4, (3) 9,787 Common Shares issued to John L. Bunce, Jr. and David Tunnell, each of whom is an affiliate of the Reporting Persons, in consideration of their service as directors of the Company, which Common Shares are held for the benefit of the Reporting Persons, and (4) options to purchase an aggregate of 5,100 Common Shares, which options were issued to Messrs. Bunce and Tunnell, in consideration of their service as directors of the Company, which options are held for the benefit of the Reporting Persons. This assumes the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares. By reason of their relationships with the Investors, under Rule 13d-3 under the Exchange Act, each of HFCI IV Bermuda and HFI IV Bermuda may be deemed to own beneficially all of the Common Shares that are beneficially owned by the Investors.

       Assuming the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares and based on 35,504,734 Common Shares outstanding as of September 30, 2005 as set forth in the Company's Form 10-Q for the quarter then ended, as of November 29, 2005, the 9,362,931 Common Shares collectively beneficially owned by the Reporting Persons would represent approximately 21.6% of the outstanding Common Shares.

(b) The Investors collectively have beneficial ownership of 9,362,931 Common Shares, assuming the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares. Of these Common Shares, 7,745,820 Common Shares are represented by 7,745,820 Preference Shares, which even if not converted into Common Shares would in the aggregate be entitled to the voting power equivalent to 7,745,820 Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through the same general partner, HFI IV Bermuda, which, in turn, acts through its sole general partner, HFCI IV Bermuda.

(c) Except as otherwise described herein, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto, except that each of the persons set forth on Schedule I hereto received a distribution of Common Shares on November 29, 2005 pursuant to the distribution described in Item 4 above.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 10 OF 12 PAGES)
--------------------------                            --------------------------

(d) Except as set forth in this Item 5, no person other than each respective record owner of the distributed Common Shares referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares or Preference Shares.

(e)    Not applicable.

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 11 OF 12 PAGES)
--------------------------                            --------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2005


                            HFCP IV (BERMUDA), L.P.

                                By: H&F Investors IV (Bermuda), L.P.,
                                        its General Partner

                                        By: H&F Corporate Investors IV (Bermuda)
                                                Ltd., its General Partner

                                                By: /s/ Georgia Lee
                                                --------------------------------
                                                Name: Georgia Lee
                                                Title: Vice President and
                                                       Treasurer

                            H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.

                                By: H&F Investors IV (Bermuda), L.P.,
                                        its General Partner

                                        By: H&F Corporate Investors IV (Bermuda)
                                                Ltd., its General Partner

                                                By: /s/ Georgia Lee
                                                --------------------------------
                                                Name: Georgia Lee
                                                Title: Vice President and
                                                       Treasurer


                            H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.

                                By: H&F Investors IV (Bermuda), L.P.,
                                        its General Partner

                                        By: H&F Corporate Investors IV (Bermuda)
                                                Ltd., its General Partner

                                                By: /s/ Georgia Lee
                                                --------------------------------
                                                Name: Georgia Lee
                                                Title: Vice President and
                                                       Treasurer

      \

--------------------------                            --------------------------
CUSIP No. 011576290              SCHEDULE 13D/A          (PAGE 12 OF 12 PAGES)
--------------------------                            --------------------------


                            H&F EXECUTIVE FUND IV(BERMUDA), L.P.

                                By: H&F Investors IV (Bermuda), L.P.,
                                        its General Partner

                                        By: H&F Corporate Investors IV (Bermuda)
                                                Ltd., its General Partner

                                                By: /s/ Georgia Lee
                                                --------------------------------
                                                Name: Georgia Lee
                                                Title: Vice President and
                                                       Treasurer


                            H&F INVESTORS IV (BERMUDA), L.P.

                                By: H&F Corporate Investors IV (Bermuda) Ltd.,
                                        its General Partner

                                        By: /s/ Georgia Lee
                                        ----------------------------------------
                                        Name: Georgia Lee
                                        Title: Vice President and
                                               Treasurer


                            H&F CORPORATE INVESTORS IV (BERMUDA) LTD.


                                        By: /s/ Georgia Lee
                                        ----------------------------------------
                                        Name: Georgia Lee
                                        Title: Vice President and
                                               Treasurer

                                   Schedule I

Set forth below is the name, principal occupation and percentage ownership of each of the holders of H&F Investors IV (Bermuda), Ltd. Each of the following individuals is a United States citizen and unless otherwise indicated below, the business address is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Name                    Owned  Principal Occupation    Business Address

Matthew R. Barger       9.9%   Deputy Chairman,
                               Hellman & Friedman LLC
                               ("H&F")

John L. Bunce, Jr.      9.9%   Managing Director, H&F  675 Sun Valley, Ste. N
                                                       Ketchum, ID 83340

Mitchell R. Cohen       9.9%   Managing Director, H&F

Philip U. Hammarskjold  9.9%   Managing Director, H&F

Patrick J. Healy        9.9%   Chief Executive Officer Burdett House, 6th Floor
                               Hellman & Friedman      15-16 Buckingham
                               Europe Limited          Street
                                                       London, WC2N 6DU

F. Warren Hellman       9.9%   Chairman, H&F

Georgia Lee             9.9%   Managing Director, H&F

Brian M. Powers         9.9%   Chief Executive Officer,
                               H&F

Thomas F. Steyer        9.9%   Senior Managing Member, One Maritime Plaza,
                               Farallon Capital        Suite 1325
                               Management, L.L.C.      San Francisco, CA 94111

Allen R. Thorpe         1.0%   Managing Director, H&F  375 Park Avenue,
                                                       20th Floor
                                                       New York, NY 10152

David R. Tunnell        9.9%   Managing Director, H&F